OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ARES MANAGEMENT CAPITAL MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 CORPORATE POINTE 3RD FLOOR
(No. and Street)

CULVER CITY	CA	90230
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MARK C. INFANGER	310.432.8873	minfanger@aresmgmt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG LLP
(Name – if individual, state last, first, and middle name)

725 S FIGUEROA STREET	LOS ANGELES	CA	90017
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, MARK INFANGER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ARES MANGEMENT CAPITAL MARKETS, LLC, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LETICIA REYAND WILLIAMS
Notary Public - California
Los Angeles County
Commission # 2304909
My Comm. Expires Sep 13, 2023

Notary Public

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Los Angeles }

On March 1, 2023 (Date) before me, Leticia Reyand Williams · Notary Public (Here Insert Name and Title of the Officer)

personally appeared Mark Infanger (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



THE GREAT SEAL OF THE STATE OF CALIFORNIA
LETICIA REYAND WILLIAMS
Notary Public - California
Los Angeles County
Commission # 2304909
My Comm. Expires Sep 13, 2023
NNA1

Signature [signature] (Signature of Notary Public)

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer is Representing: ______

Signer's Name: ______
☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer is Representing: ______

ARES MANAGEMENT CAPITAL MARKETS, LLC

Table of Contents

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017
Tel: +1 213 977 3200
ey.com

Report of Independent Registered Public Accounting Firm

To the Managing Member of Ares Management Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ares Management Capital Markets, LLC (the "Company") as of December 31, 2022, the related statements of comprehensive income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

March 1, 2023

ARES MANAGEMENT CAPITAL MARKETS, LLC
Statement of Financial Condition

		As of December 31, 2022
Assets		
Cash	$	2,718,245
Receivable from affiliate		31,318
Prepaid expense and other assets		170,244
Total assets	**$**	**2,919,807**
Liabilities and member's equity		
Accrued expenses	$	52,969
Payable to affiliate		618
Total liabilities		**53,587**
Contributed capital		2,880,000
Accumulated deficit		(13,780)
Total member's equity		**2,866,220**
Total liabilities and member's equity	**$**	**2,919,807**

See accompanying notes to financial statements.

ARES MANAGEMENT CAPITAL MARKETS, LLC
Statement of Comprehensive Income

	For the Year Ended December 31, 2022
Revenue	
Placement fees from affiliate	$ 34,776,997
Total revenues	**34,776,997**
Expenses	
Compensation and benefits	30,322,993
Occupancy	1,222,659
Regulatory costs	298,937
General and administrative expenses	2,932,408
Total expenses	**34,776,997**
Net income	**$ —**

See accompanying notes to financial statements.

ARES MANAGEMENT CAPITAL MARKETS, LLC
Statement of Changes in Member's Equity

	Contributed capital	Accumulated deficit	Total
Balance at December 31, 2021	$ 2,880,000	$ (13,780)	$ 2,866,220
Net income	—	—	—
Balance at December 31, 2022	**$ 2,880,000**	**$ (13,780)**	**$ 2,866,220**

See accompanying notes to financial statements.

.

ARES MANAGEMENT CAPITAL MARKETS, LLC
Statement of Cash Flows

	For the Year Ended December 31, 2022
Cash flows from operating activities:	
Net income	$ —
Cash flows due to changes in operating assets and liabilities:	
Receivable from affiliate	(8,335)
Prepaid expenses and other assets	1,968
Payable to affiliate	(48)
Accrued expenses	15,374
Net cash provided by operating activities	**8,959**
Cash at beginning of year	2,709,286
Cash at end of year	**$ 2,718,245**

See accompanying notes to financial statements.

ARES MANAGEMENT CAPITAL MARKETS, LLC
Notes to Financial Statements

(1) Nature of Business and Summary of Significant Accounting Policies

Ares Management Capital Markets, LLC (“AMCM” or the “Company”), a wholly owned subsidiary of Ares Management, LLC (“AM LLC”), is a registered broker-dealer with the Securities and Exchange Commission (“SEC”) and a member of the Financial Industry Regulatory Authority (“FINRA”). AMCM primarily acts as a placement agent for private offerings of AM LLC and its affiliates. Due to the limited authority that is granted to AMCM in its capacity as a broker-dealer, AMCM is exempt from Rule 15c3-3 under Footnote 74 of the Securities Exchange Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. AMCM is subject to the SEC’s uniform net capital rule of the Securities Exchange Act (“Rule 15c3- 1”), which specifies the minimum level of net capital a broker-dealer must maintain.

Basis of Accounting and Use of Estimates

The Company prepares the financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenues and expenses during the reporting period. Management’s estimates are based on historical experiences and other factors, including expectations of future events that management believes to be reasonable under the circumstances; however, due to the inherent uncertainties in making estimates, actual amounts could differ from these estimates.

Cash

Cash includes a liquid balance in a demand deposit account that is available to support the general liquidity needs of the Company. At times the cash balance may be in excess of Federal Deposit Insurance Corporation insured limits.

Financial Instruments

The Company considers cash, receivables from affiliates, prepaid expenses, payables to affiliates, and accrued expenses to be its financial instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments equal or closely approximate their fair values.

Revenues

The Company provides services to AM LLC pursuant to an executed related party agreement (“Placement Agency Agreement”), and in return for its services, the Company is reimbursed for all net operating expenses. The Company records these expense reimbursements as revenue in the period in which the expenses are incurred.

Compensation and Benefits

Compensation generally includes allocated salaries, bonuses and restricted units from affiliates of the Company as the Company has no employees. Allocated costs are determined based on time spent by certain individuals who perform duties on behalf of the Company. Bonuses are recorded and paid during the period in which the services are provided.

Income Taxes

The Company’s earnings flow through to the parent of the Company without being subject to entity level income taxes. Consequently, the Company’s earnings reflect no provision for income taxes. At December 31, 2022, the Company had no significant uncertain tax position. The Company is subject to income tax examination by taxing authorities for all tax years after and including 2017. The Company recognizes both accrued interest and penalties in its statement of comprehensive income, when appropriate. For the year ended December 31, 2022, no such interest or penalties have been incurred.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued. No recent accounting pronouncements were determined to be applicable or expected to have minimal impact on its financial statements.

(2) Related Party Transactions

AM LLC and its affiliates share personnel, office space and equipment with the Company. The Company entered into an agreement with AM LLC on March 12, 2013, as amended and restated on June 1, 2019, referred to herein as the "Expense Reimbursement Agreement," under which shared expenses are allocated based on the provisions of this agreement. The Expense Reimbursement Agreement states that AM LLC either directly or through its affiliate, Ares Operations, LLC ("Ares Ops"), will provide payroll, overhead, office facilities and equipment and various other shared services. AM LLC and its affiliates are willing to provide the Company with these shared services subject to being reimbursed for the costs of such services. Expenses allocated to the Company are included in the Statement of Comprehensive Income. The following is a summary of these expenses for the year ended December 31, 2022:

Compensation and benefits	$	30,322,993
Occupancy		1,222,659
General and administrative expenses		2,788,610
Total	**$**	**34,334,262**

The Company is party to a Placement Agency Agreement with AM LLC, as amended and restated on June 1, 2019. In consideration for the services performed by the Company, AM LLC shall cause the Company to be reimbursed in an amount equal to its operating expenses, including expenses allocated in accordance with the terms of the Expense Reimbursement Agreement.

The Company is party to an Intercompany Netting Agreement with AM LLC and Ares Ops. All parties agree that all non-securities transactions resulting in accounts receivable and accounts payable among the Companies may be recorded on how they originated but for accounting and recording purposes shall be treated on a net basis. Netting shall be accomplished by reporting all non-securities transactions among the entities in the Intercompany Account at the direction of AM LLC that facilitates the clear accounting for the transactions with the reporting for any and all of the entities reflecting net receivable and payables outstanding at period end.

During the twelve months ended December 31, 2022 and after giving effect to the Intercompany Netting Agreement, the Company received $434,400 from AM LLC under the terms of the Placement Agency Agreement and the Company paid $1,550 to Ares Ops related to expenses paid on behalf of the Company. Further, as of December 31, 2022, the Company had receivables from AM LLC of $31,318 related to its Placement Agency Agreement and payables to Ares Ops of $60 related to expenses paid on behalf of the Company.

(3) Regulatory and Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant portion of a broker-dealer's assets be kept in relatively liquid form. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as those terms are defined by the rule, may not exceed 15-to-1. As of December 31, 2022, the Company's net capital was $2,664,658 which was $2,564,658 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was less than 0.1-to-1.0 at December 31, 2022.

(4) Contingencies

In the normal course of business, the Company enters into agreements that may include indemnities in favor of third parties and affiliated parties, such as engagement letters with advisors and consultants, as well as service agreements. In accordance with the Company's by-laws, the Company has also agreed to indemnify its officers, employees and agents in certain cases. Certain agreements do not contain any limits on the Company's liability, and therefore it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company may have recourse against third parties with respect to these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

In the normal course of business, the Company may be subject to various legal proceedings and regulatory matters. Currently, there are no material legal proceedings or regulatory matters pending against the Company.

(5) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 1, 2023, the date the financial statements were issued. No events were identified for recognition or disclosure.

Schedule I

ARES MANAGEMENT CAPITAL
MARKETS, LLC
Computation of Net
Capital Under Rule
15c3-1 of the
Securities and Exchange Commission

Computation of net capital

Total member's equity	$	2,866,220
Deductions and/or charges		
Non-allowable assets:		
Receivable from affiliate		31,318
Prepaid expenses and other assets		170,244
Total deductions		201,562
Net capital		**2,664,658**
Minimum net capital requirement		100,000
Net capital in excess of requirement	**$**	**2,564,658**
Aggregate indebtedness	$	53,587
Ratio of aggregate indebtedness to net capital		0.02:1

Statement pursuant to SEC Rule 17a-5(d)(2)(iii):

There are no material differences between the amounts presented in the computation of net capital set forth above and the amounts reported in Ares Management Capital Markets, LLC unaudited Part II-A Quarterly FOCUS report as of December 31, 2022.

Statement pursuant to SEC Rule 17a-5(d):

Schedule II - Computation for Determination of Reserve Requirements and Schedule III - Information Relating to Possession or Control of Securities have not been included because the Company is exempt from the computation of reserve requirements and possession or control requirements under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to acting as a placement agent for private offerings of AM LLC and its affiliates and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ARES MANAGEMENT CAPITAL MARKETS, LLC
EXEMPTION
REPORT SEC Rule
17a-5(d)(4)

Ares Management Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to acting as a placement agent for private offerings of AM LLC and its affiliates and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Mark C. Infanger, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Chief Financial Officer
March 1, 2023

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
ey.com

Report of Independent Registered Public Accounting Firm

To the Managing Member and Management of Ares Management Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Ares Management Capital Markets, LLC (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to acting as a placement agent for private offerings of AM LLC and its affiliates and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Managing Member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 1, 2023